UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

O.I. Corporation
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
670841 10 5
(CUSIP Number)
Farnam Street Partners, L.P.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55426
Phone: (612) 253-6058

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Farnam Street Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		285,148

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		285,148

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	285,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Farnam Street Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		285,148

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		285,148

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	285,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.1%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Raymond E. Cabillot

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		17,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		285,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,000

WITH	10	SHARED DISPOSITIVE POWER

		285,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Peter O. Haeg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		285,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		285,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	285,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.1%

14	TYPE OF REPORTING PERSON

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.10 par value, of O.I. Corporation, an Oklahoma corporation (“O.I. Corp.” or the “Issuer”). The address of the Issuer’s principal executive offices is 151 Graham Road, P.O. Box 9010, College Station, TX 77842.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the “Fund” or “FSP”), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of Farnam Street Capital, Inc. In addition, Ray Cabillot is Chairman of the Board of O.I. Corp. The Fund is making this filing because it is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.
(b) The principal office and place of business of all of the Reporting Person is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55426.
(c) Farnam Street Partners, L.P. was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. (See Item (a) above for additional information.)
(d) – (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Farnam Street Partners, L.P. is a Minnesota limited partnership. Farnam Street Capital, Inc. is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of the funds used for purchases is the investment proceeds of FSP.
ITEM 4. PURPOSE OF TRANSACTION
All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSC makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. FSC may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.
Except as set forth in this Item 4, FSC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. FSC intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) The Fund beneficially owns 285,148 shares of the outstanding Common Stock of the Issuer, representing approximately 12.1% of the Common Stock (based upon 2,351,480 shares outstanding on March 23, 2009, as reported in the Issuer’s most recent Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009) and Mr. Cabillot holds 13,000 shares and options to purchase 4,000 shares, representing a total of approximately 12.8% of the Common Stock of the Issuer.
(b) The Fund does not share voting and dispositive power with respect to any shares.
(c) TRANSACTIONS SINCE LAST FILING.
The following purchases have occurred within the past 60 days:

Trade Date	Number of Shares	Price per Share
2/20/09	1,435	$8.95
3/04/09	699	$8.95
3/05/09	722	$8.8928
3/20/09	3,580	$8.1219
3/23/09	1,837	$7.0248
3/24/09	500	$7.12
3/31/09	669	$8.10
4/02/09	5,387	$8.00
4/03/09	4,457	$8.00
All shares were acquired pursuant to a Rule 10b5-1 trading plan established by Farnam Street Partners, LP on December 11, 2008.
d. Not applicable.
e. Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1	Agreement to file jointly

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009	FARNAM STREET PARTNERS, L.P.
	By:	FARNAM STREET CAPITAL, INC.,
General Partner

	By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot,
Chief Executive Officer

	By:	/s/ Peter O. Haeg
Peter O. Haeg,
President

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg

EXHIBIT INDEX
Exhibit 99.1	Agreement to file jointly